SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Third quarter 2014 financial statements

Rio de Janeiro, November 13, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that it will not file its third quarter 2014 financial statements (ITR 3Q14) accompanied by a review report of its Independent Auditors, PricewaterhouseCoopers (PwC), with the Comissão de Valores Mobiliários (Securities and Exchange Commission) of Brazil (CVM) within the period required by CVM Instruction 480/09, for the reasons stated below.

As has become known publicly, Petrobras is undergoing a unique moment in its history, in light of the accusations and investigations of the “Lava Jato Operation” being conducted by the Brazilian Federal Police, which has led to charges of money laundering and organized crime against the company’s former Downstream Director, Paulo Roberto Costa. The former director is currently under investigation for corruption and embezzlement, among other offenses.

Faced with these circumstances, and considering the declarations of the former Downstream Director in a federal court on October 8, 2014 that, if found to be true, could potentially affect the company’s financial statements, Petrobras has taken numerous steps aimed at furthering related investigations.

Within this context, on October 24 and 25, 2014 Petrobras hired two independent law firms specialized in conducting investigations – Brazilian firm Trench, Rossi e Watanabe Advogados and U.S. firm Gibson, Dunn & Crutcher LLP – to examine the nature, extent and impact of the acts that may have been committed within the context of the allegations made by former Downstream Director Paulo Roberto Costa, as well as to investigate related facts and circumstances that have a significant impact on the company’s business operations. Hiring these independent firms was recommended by the Audit Committee of the Board of Directors in compliance with the best international practices and authorized by the Executive Board.

However, as a result of the time needed to (i) gain greater understanding from the ongoing investigations by the independent law firms (ii) make any adjustments to the financial statements based on the accusations and investigations related to the “Lava Jato Operation” and (iii) evaluate the need for internal controls improvements, Petrobras is unable to release its third quarter 2014 financial statements at this time.

As a result, and in recognition of the importance of transparency, Petrobras expects to release its third quarter 2014 financial statements, without a review by its Independent Auditors, on December 12, 2014, reflecting its balance sheet based on facts that are known as of that date.

Petrobras is committed to releasing its third quarter 2014 results duly reviewed by its Independent Auditors as soon as possible. When the release date is set, Petrobras will inform the market at least 15 days in advance of publication.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.